AEGIS CAPITAL CORP.

810 Seventh Avenue, 18th Floor

New York, New York 10019

July 19, 2013

VIA EDGAR AND TELECOPY

United States Securities

and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Jeffrey P. Riedler

      Assistant Director

Re:  Heat Biologics, Inc. (the “Company”)
       File No. 333-188365
       Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on Tuesday, July 23, 2013, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: July 8, 2013
(ii)	Dates of distribution: July 8, 2013 through July 23, 2013
(iii)	Number of prospective underwriters and broker-dealers to whom the preliminary prospectus was furnished: • Underwriters: 2 • Broker-dealers: 2
(iv)	Number of prospectuses so distributed: • Underwriters: 1,350 • Broker-dealers: 50

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,
AEGIS CAPITAL CORP.

By:	/s/ Kevin C. McKenna
Name:	Kevin C. McKenna
Title:	Chief Compliance Officer